SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended July 24, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

élan Corporate Bulletin

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Sunny Uberoi
Ph: 212-407-5740

ELAN ANNOUNCES WEBCAST OF SECOND QUARTER 2002 FINANCIAL RESULTS AND RECOVERY PLAN

DUBLIN, IRELAND, July 24, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it will report second quarter 2002 financial results on July 31, 2002, before the financial markets open. The announcement will be followed by a conference call at 8:30 a.m. Eastern Time with the investment community. The call will also address specifics of Elan's recovery plan.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to members of the news media, investors and the general public. The conference call is expected to last approximately one hour.

This event can be accessed by to Elan's website, www.elan.com, and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay for 48 hours after the event. The replay telephone number is 800-6[illegible]3-8284 or 402-977-9140, reservation number 20780395.

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal facilities located in Ireland and the U.S. Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases and the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: July 26, 2002